UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 3)

SOLICITATION/ RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

YAK COMMUNICATIONS INC.

(Name of Subject Company)

YAK COMMUNICATIONS INC.

(Name of Person Filing Statement)

Common Stock, No Par Value

(Title of Class of Securities)

984208 20 7

(CUSIP Number of Class of Securities)

Charles Zwebner

Chairman and Chief Executive Officer

300 Consilium Place, Suite 500, Toronto, Ontario, Canada M1H 3G2

(647) 722-2752

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Dennis J. Olle

Adorno & Yoss LLP

2525 Ponce de Leon Blvd., Suite 400

Miami, Florida 33134-6012

(305) 460-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to the Solicitation/Recommendation Statement on Schedule 14D-9 (this “Amendment”), filed with the Securities and Exchange Commission (the “SEC”) on November 6, 2006, amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (together with the Exhibits and Annexes thereto, the “Statement”) filed with the SEC on October 3, 2006, as amended. The Statement, as amended, relates to the tender offer by Yakquisition Corp., a Delaware corporation (the “Purchaser”) and wholly-owned subsidiary of Globalive Communications Corp., a Nova Scotia unlimited liability company (“Globalive”), to purchase all of the issued and outstanding shares of Common Stock (the “Shares”) of Yak Communications Inc. (the “Company”), at a purchase price of $5.25 per Share, net to the seller in cash without interest thereon, less any required withholding taxes (the “Offer Price”), upon the terms and conditions set forth in the Offer to Purchase, dated October 3, 2006 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”) which, together with the Offer to Purchase, as they may be amended and supplemented from time to time, are referred to herein as the “Offer”. Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Statement.

The Offer is made pursuant to the Agreement and Plan of Merger, dated as of September 20, 2006, as amended, by and among the Purchaser, Globalive and the Company.

The information contained in the Statement is incorporated in this Amendment by reference to all of the applicable Items in the Statement, except that such information is hereby amended and supplemented to the extent specifically provided herein. The remaining Items contained in the Statement have not been changed or updated and remain unchanged.

Item 8.	Additional Information.

Item 8 of the Statement is hereby amended and supplemented by adding thereto the following:

“On November 6, 2006, Globalive announced the expiration of the extended offering period for the Offer at 12:00 noon, New York City time, on Monday, November 6, 2006. The depositary for the Offer has advised Globalive and the Purchaser that, as of 12:00 noon, New York City time, on November 6, 2006, an aggregate of 12,112,920 Shares had been tendered and not withdrawn from the Offer (including 23,279 Shares tendered by guaranteed delivery), or approximately 93% of the outstanding Shares. The Purchaser has accepted for payment all Shares validly tendered and not properly withdrawn prior to the expiration of the extended offering period for the Offer.

On November 6, 2006, Globalive also announced that the second step merger of the Purchaser with and into the Company will occur on or before November 8, 2006, or such other time agreed to by Globalive and the Company, in accordance with the Merger Agreement. In the Merger, each outstanding Share not tendered in the Offer (other than Shares held in the treasury of the Company or owned by Globalive or the Purchaser, which shall automatically be cancelled and retired) will automatically be cancelled and extinguished and will be converted into and become a right to receive $5.25 per Share, net to the seller in cash without interest thereon, less any required withholding taxes. As a result of the purchase by the Purchaser of the Shares validly tendered in the Offer, the Purchaser has sufficient voting power to approve the Merger without a meeting of shareholders of the Company and without the vote of any other holder of Shares. Following the consummation of the Merger, the Company will continue as the surviving corporation and be a wholly-owned subsidiary of Globalive and the Shares will no longer be listed on the Nasdaq Global Market.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

YAK COMMUNICATIONS INC.

By:	/s/ Charles J. Zwebner
Charles J. Zwebner
Chief Executive Officer and President

Dated: November 6, 2006

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